UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ________)*

TIA IV, INC

(Name of Issuer)

Common Stock

(Title of Class of Securities)

0001377889

(CUSIP Number)

RALPH PORRETTI, 482 MANOR ROAD, STATEN ISLAND, NY 10314 (718) 442-6272

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 20, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 0001377889	13D

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Ralph Porretti

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP			(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

		7	SOLE VOTING POWER
NUMBER
	OF		4,500,000
	SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED
	BY	9	SOLE DISPOSITIVE POWER
EACH
REPORTING
	PERSON	10	SHARED DISPOSITIVE POWER
WITH

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,500,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.1%

14	TYPE OF REPORTING PERSON

IN

2

CUSIP NO. 0001377889	13D

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

James McAlinden

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP			(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

		7	SOLE VOTING POWER
NUMBER
	OF		4,500,000
	SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED
	BY	9	SOLE DISPOSITIVE POWER
EACH
REPORTING
	PERSON	10	SHARED DISPOSITIVE POWER
WITH

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,500,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.1%

14	TYPE OF REPORTING PERSON

IN

3

CUSIP NO. 0001377889	13D

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Peter NG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP			(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

		7	SOLE VOTING POWER
NUMBER
	OF		4,500,000
	SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED
	BY	9	SOLE DISPOSITIVE POWER
EACH
REPORTING
	PERSON	10	SHARED DISPOSITIVE POWER
WITH

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,500,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.1%

14	TYPE OF REPORTING PERSON

IN

4

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock of Tia IV, Inc., a Delaware corporation (the “Issuer). The address of the principal executive office of the Issuer is 482 Manor Road, Staten Island, NY 10314

Item 2. Identity and Background.

This Schedule 13D includes three reporting persons.

1	(a) Name: Ralph Porretti

(b) Residence or business address: 482 Manor Road, Staten Island, NY 10314

(c) Principal Occupation: Manager

(d) Criminal Convictions: N/A

(e) Civil or Administrative Proceedings: N/A

2	(a) Name: James McAlinden

            (b) Residence or business address: 482 Manor Road, Staten Island, NY 10314

(c) Principal Occupation: Manager

(d) Criminal Convictions: N/A

(e) Civil or Administrative Proceedings: N/A

3	(a) Name: Peter Ng

            (b) Residence or business address: 482 Manor Road, Staten Island, NY 10314

(c) Principal Occupation: Manager

(d) Criminal Convictions: N/A

(e) Civil or Administrative Proceedings: N/A

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons acquired the subject shares of common stock in connection with the Securities Purchase Agreement. Under the terms of the Securities Purchase Agreement Ralph Porretti, James McAlinden and Peter Ng acquired the subject shares of common stock. The transaction was consummated on August 20, 2008 and no funds or financing were used in connection with the transaction.

Item 4. Purpose of the Transaction

The Reporting Persons acquired their beneficial ownership in the shares in the transactions described in Item 3. Except as indicated below, the Reporting Persons have no plans or proposals which relate to, or may result in, any of the matters listed in items 4 (a)-(j) of schedule 13D, including:

(a)
The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except that Tia IV, Inc. is actively trying to raise capital to fund operations of the issuer.

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer.

(c)	A sale or transfer of a material amount of assets of the Issuer.

(d)
Any change in the present board of directors or management of the Issuer, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, provided, however, that the Securities Purchase Agreement resulted in a change of control and a new board of directors were appointed, consisting of Ralph Porretti, James McAlinden and Peter Ng;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)
Any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940.

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
Causing a class of securities of the Issuer to be delisted from national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, provided, however, that following the acquisition the NASDAQ notified Issuer that it would be removed from NASD Automated Quotation System, pending a renewal of its application to be included on that exchange;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5.  Interest in Securities the Issuer.

(a)
The Reporting Persons, Ralph Porretti, James McAlinden and Peter Ng are the beneficial owners of 13,500,000 (78.2%) of the shares of common stock of the Issuer. The percentage of the outstanding shares is calculated based upon 17,256,983 shares of common stock outstanding as of January 6, 2009.

(b)	The Reporting Persons have the direct power to vote and dispose of all 13,500,000 shares of common stock.

(c)	Except as otherwise disclosed herein, during the past 60 days the Reporting Persons have not effected any transaction in the common stock of the Issuer.

(d)	The Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities they hold.

(e)	The Reporting Persons have not ceased to be the beneficial owners of more than five percent of the common stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The Reporting Persons are not a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person or any person with respect to securities of the Issuer, including but not limited to transfer or voting of any securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Materials to be filed as Exhibits

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

/s/ Ralph Porretti

Ralph Porretti, Individually and Jointly

/s/James McAlinden

James Mcalinden, Individually and Jointly

/s/ Peter Ng

Peter Ng, Individually and Jointly